Mail Stop 4561

May 1, 2009

Shalom Daskal
Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100, Israel

> **Re:** **B.O.S. Better Online Solutions Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed April 1, 2009**
> **File No. 333-152020**

Dear Mr. Daskal:

We have reviewed your response letter dated April 27, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.  We note your response to comment 1 of our letter dated April 15, 2009. We continue to believe that the securities issued in the unregistered transactions in July 2008 and August 2008 are not eligible to be included in this registration statement. As we stated in our prior comment, because the offer and sale of these securities was not complete prior to the filing of the registration, Rule 152 is not available to separate the issuance and resale as separate transactions. Please remove the securities from the registration statement.

Exhibits

2.  We note your response to comment 5 of our letter dated April 15, 2009. It appears that the agreement with the "strategic Latin American customer" is a contract upon which the company is substantially dependent and should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K as required by Item 9 of Form F-3. Please amend your Form F-3 to provide this agreement and the Form of Share Purchase Warrant pursuant to Item 601(b)(4) of Regulation S-K.

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If you have any questions, please call Jan Woo at (202) 551-3453 or me at (202) 551-3397.  If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.


Sincerely,


Jay Ingram
Legal Branch Chief

cc:     Via Facsimile (212) 262-5152
        Brian Brodrick, Esq.
        Phillips Nizer LLP